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                               October 17, 2022

       Bjarne Tellmann
       Senior Vice President and General Counsel
       Haleon plc
       Building 5, First Floor, The Heights
       Weybridge, Surrey, KT13 0NY
       United Kingdom

                                                        Re: Haleon plc
                                                            Registration
Statement on Form F-4
                                                            Response dated
October 17, 2022
                                                            File No. 333-267650

       Dear Bjarne Tellmann:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Response dated October 17, 2022

       General

   1. We note your response to our prior comment and reissue the comment, in part. Please revise your disclosure
to participants on page 272 or elsewhere in your prospectus, as appropriate, to include
that if a participant acquires the exchange securities for the purpose of distributing them,
such person must also be identified as an underwriter in the prospectus. Refer to
Securities Act Sections C&DI Question 111.02 and Securities Act
                                                        Forms C&DI Question
125.13.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Bjarne Tellmann
Haleon plc
October 17, 2022
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Ansart at 202-551-4511 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

FirstName LastNameBjarne Tellmann                          Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameHaleon plc
                                                           Services
October 17, 2022 Page 2
cc:       Sebastian Sperber
FirstName LastName